

August 3, 2012

<u>Via E-mail</u>
Maureen H. Beilman
Chief Financial Officer
Dimeco, Inc.
820 Church Street
Honesdale, PA 18431

      Re: Dimeco, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 23, 2012
               Form 10Q for the Quarterly Period Ended March 31, 2012
               Filed May 15, 2012
               File No. 000-49639

Dear Mrs. Beilmen:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ John P. Nolan

               John P. Nolan
               Senior Assistant Chief Accountant